SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Important Discovery of Gas and Light Oil in the Pre-Salt Layer Confirmed

(Rio de Janeiro, September 24 2008) – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the consortium formed by Petrobras (80% - Operator) and Galp Energia (20%) to explore block BM-S-24, in ultra-deep waters in Santos Basin, completed the drilling of well 1-BRSA-559A-RJS (1-RJS-652A), which confirmed the existence of a large natural gas and light oil reservoir in the pre-salt layer. This drilling confirmed the discovery that was already announced on January 21 2008.

The well, known as Jupiter, is located 290 km off the coast of the State of Rio de Janeiro and 37 km east of the Tupi area, at a water depth of 2,187 meters (see the figure below). The final depth that was reached was 5,773 meters from the surface of the sea.

The well, which had its drilling interrupted for operational reasons in January, was deepened and proved the continuity of the natural gas and light oil reservoirs, in addition to a high content of Carbon Dioxide (CO2). Several oil samples were collected and are currently under analysis in Petrobras’ Research Center (CENPES) in order to better assess the relative percentages of its components. When in production, the CO2, identified preliminarily, will not be discarded to the atmosphere, rather re-injected, contributing to increase the oil Recovery Factor in these reservoirs.

The Jupiter discovery, which proved the significant thickness of the porous reservoirs, was communicated to the ANP (National Petroleum Agency) today. It will be possible to estimate the oil and gas volumes after the fluid samples collected from this well are analyzed and new wells are drilled.

The Consortium will give continuity to the activities and the investments required to verify the dimensions and the characteristics of the reservoirs. An Evaluation Plan will be submitted to the ANP, as provided for in the Concession Agreement.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.